Exhibit 99.1

Cellectis Reports First Quarter 2015 Financial Results

PARIS--(BUSINESS WIRE)--June 9, 2015--Regulatory News:

Cellectis (Alternext: ALCLS – Nasdaq Global Market: CLLS), in order to comply with NASDAQ financial practices, is publishing for the first time its 1st quarter results.

Cellectis previously published consolidated financial statements for the first six months of 2014 and for the full year 2014. The Company did not publish financial statements for first half-year and full year 2014. Cellectis did not have consolidated financial statements for the 1st and 3rd quarters 2014. Therefore, no comparative 2014 figures will be presented for 1st and 3rd quarters in 2015. Cellectis will publish full quarterly comparative figures starting 2016.

Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”).

First Quarter 2015 Financial Results

  Revenues and Other Income: Total revenues and other income were of €9.2 million for the first quarter 2015 (€26.5 million for FY2014) and mainly comprised €7.9 million of collaboration revenues (€11.9 million for FY2014) and €0.4 million of license revenues (€7.3 million for FY2014).
  Total Operating Expenses and Other Operating Income: Total operating expenses and other operating income for the first quarter of 2015 were of €12.8 million (€31.7 million for FY2014).
  R&D Expenses: Research and development expenses for the first quarter of 2015 were of €5.6 million (€14.4 million for FY2014). These expenses mainly consisted of personnel expenses (€3.5 million), external purchases and other expenses (€2.1 million). Research and development expenses for the first quarter also reflect the impact of social charges related to stock-options and free shares granted during the first quarter (€1.9 million).
  SG&A Expenses: Selling, general and administrative expenses were of €7.2 million for the first quarter 2015 (€13.1 million for FY2014). These expenses mainly related to personnel expenses (€4.9 million), and to external purchases and other expenses (€2.3 million). Selling, general and administrative expenses for the first quarter also reflect the impact of social charges related to stock-options and free shares granted during the first quarter (€3.3 million). For the first three months 2015, the non–recurring IPO expenses amounted to €0.5 million.
  Financial Gain: Financial gain was of €9.9 million for the first quarter 2015 (€7.1 million for FY2014), which is mainly attributable to a favorable Euro-Dollar exchange rate applied to U.S. dollar-denominated cash and cash equivalents during the first quarter of 2015.

  Net Income (Loss): Net income was of €6.3 million, or €0.23 per share, for the first quarter of 2015 (net loss of €1.0 million, or €0.00 per share, for FY2014). Adjusted net income for the first quarter of 2015 was €7.1 million, or €0.23 per share. Adjusted net income for the first quarter of 2015 excludes a non-cash stock-based compensation expense of €0.8 million. Please see "Note Regarding Use of Non-GAAP Financial Measures" for a reconciliation of GAAP net income to adjusted net income.
  Cash Position: Cash and cash equivalents include cash, bank accounts, money market funds and fixed bank deposits that meet the definition of a cash equivalent. As of March 31, 2015, Cellectis had €118.4 million in cash and cash equivalents compared to €112.3 million as of December 31, 2014. Our initial public offering closed on March 30, 2015 and as of March 31, 2015, the €196.8 million of net proceeds from the initial public offering are classified under Other Current Assets. We believe that our cash and cash equivalents, together with the net proceeds from our initial public offering and our cash flow from operations (including payments we expect to receive pursuant to our collaboration agreements) and government funding of research programs will be sufficient to fund our operations through at least 2017. However, we may require additional capital for the further development of our existing product candidates and may also need to raise additional funds sooner to pursue other development activities related to additional product candidates.

CELLECTIS S.A. STATEMENT OF CONSOLIDATED FINANCIAL POSITION (unaudited) (€ in thousands, except per share data)

	As of
	March 31, 2015	Dec 31, 2014

ASSETS

Total non-current assets	8,250	5,613

Other current assets	203,157	5,468
Cash and cash equivalents	118,387	112,347
Total current assets	331,516	132,001

TOTAL ASSETS	339,766	137,614

LIABILITIES

Total shareholders’ equity - Group Share	261,877	60,786
Non-controlling interests	(1,020)	(1,259)
Total shareholders’ equity	260,856	59,527

Total non-current liabilities	528	3,222

Total current liabilities	78,381	74,865

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	339,766	137,614

STATEMENT OF CONSOLIDATED OPERATIONS (unaudited) (€ in thousands, except per share data)

Three months ended March 31, 2015

Revenues and other income
Revenues	8,428
Other income	791
Total revenues and other income	9,219
Operating expenses and other operating income (expenses)
Royalty expenses	(427)
Research and development expenses	(5,600)
Selling, general and administrative expenses	(7,195)
Other operating income	350
Redundancy plan	207
Other operating expenses	(112)
Total operating expenses and other operating income (expenses)	(12,777)

Operating loss	(3,558)

Financial gain	9,874
Income tax	-
Net income (loss)	6,316
Attributable to shareholders of Cellectis	6,146
Attributable to non-controlling interests	171

Basic / Diluted earnings per share attributable to shareholders of Cellectis
Basic earnings per share ( € /share)	0.23
Diluted earnings per share ( € /share)	0.23

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. provides adjusted net income and adjusted net income per share measures that include adjustments to figures presented in accordance with GAAP. In presenting adjusted net income, GAAP net income is adjusted to exclude non-cash stock-based compensation expense. Cellectis believes that these non-GAAP financial measures, when considered together with the GAAP figures, can enhance an overall understanding of Cellectis' financial performance. The non-GAAP financial measures used by Cellectis may be calculated differently from, and therefore may not be comparable to similarly titled non-GAAP financial measures used by other companies. Please refer below for a reconciliation of these non-GAAP financial measures to the comparable GAAP financial measures.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME (unaudited) (€ in thousands, except per share data)

Three months ended March 31, 2015
Net Income attributable to shareholders of Cellectis	6,316
Adjustment:
Non-cash stock-based compensation expense	839
Adjusted Net Income attributable to shareholders of Cellectis	7,155
Basic Adjusted Net Income attributable to shareholders of Cellectis (€/share)	0.23
Diluted Adjusted Net Income attributable to shareholders of Cellectis (€/share)	0.23
Weighted average number of ordinary shares outstanding, basic (units)	31,319,819
Weighted average number of ordinary shares outstanding, diluted (units)	31,646,409

About Cellectis

Cellectis is a preclinical stage biopharmaceutical company focused on developing immunotherapies based on gene edited engineered CAR-T cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 15 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis S.A. is listed on the Nasdaq Global Market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

TALEN® is a registered trademark owned by Cellectis Group.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions and include, but are not limited to, statements regarding the outlook for Cellectis’ future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances, many of which are beyond Cellectis’ control. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Cellectis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

CONTACT:
Media
Jennifer Moore, 917-580-1088
Director of Communications
media@cellectis.com
or
BMC Communications
Brad Miles, 646-513-3125
bmiles@bmccommunications.com
or
For investor relations (IR) matters:
Simon Harnest, 646-385-9008
VP Finance and Investor Relations
simon.harnest@cellectis.com